

June 19, 2012

Via E-mail
Thomas Patrick Schaeffer
Chief Executive Officer
Oryon Technologies, Inc.
4251 Kellway Circle
Addison, TX 75001

> **Re: Oryon Technologies, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed June 11, 2012**
> **File No. 001-34212**

Dear Mr. Schaeffer:

We have reviewed your filing and your response letter dated June 8, 2012 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 3

1. We note your response to comment 1 of our letter dated May 29, 2012. Please expand your discussion of your financing arrangement with Maxum Overseas Fund to discuss the exemption from registration you relied on with respect to the securities sold to investors pursuant to the financing arrangement. In addition, we note your disclosure that each investor pursuant to this financing arrangement was issued two shares of common stock and warrants, with exercise price of $0.75, to purchase two additional shares. You also disclose that prior to the closing date you have received subscription agreements for aggregate of $725,000, which required you to issue 1,450,000 shares of common stock. However, in the preceding paragraph, you disclose that as of May 4, 2012 there were subscription agreements outstanding for an additional 725,000 of common stock. Please reconcile.

2. We note that you advanced $725,000 to Oryon prior to completion of the merger. Please disclose the terms and purpose of these advances.

3. Please discuss any existing relationship between Maxum Overseas Fund and the Company's directors, officers or other affiliates of Oryon prior to entering into this funding relationship.

Description of Business, page 5

4. We note your response to comment 4 of our letter dated May 29, 2012 that "the Company has not formulated a specific five year plan at this time." However, we note that on page 9 you state that your management projects that at the end of its "initial five year plan" Oryon "may employ up to twenty five application, technical transfer and research and development engineers." Please clarify.

Intellectual Property, page 13

5. We note your response to comment 7 of our letter dated May 29, 2012. Please provide the requested disclosure with respect to your patents that are material to your operations. Alternatively, please disclose that you do not believe that you own any material patents.

Industry and Competition, page 15

6. We note your statement that "traditional EL presently requires less power" to achieve the same brightness and your belief that this advantage will be short-lived. Please tell us with basis for this belief and, if available, provide support for your belief.

Liquidity and Capital Resources, page 35

7. We note your response to comment 9 of our letter dated May 29, 2012. We note your belief that your cash on hand and working capital will be sufficient to meet your cash needs through 2012 provided that you can raise an additional $500,000 in your current financing. However, at year-end you had $86.7 thousand in cash and cash equivalents and a negative working capital of $1.2 million. Your cash burn is currently between $125,000 and $150,000 per month, excluding capital expenditures and costs directly related to revenues. Please further revise your liquidity section to discuss how your current cash position, including the financing you have received from your financing agreement to date, will be sufficient to finance your current operations if you were unable to raise additional financing.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director